

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Christer Rosén
Chief Executive Officer
Jupiter Neurosciences, Inc.
1001 North US HWY 1, Suite 504
Jupiter, FL 33477

> **Re: Jupiter Neurosciences, Inc.**
> **Amendment No. 16 to Registration Statement on Form S-1**
> **Filed January 6, 2023**
> **File No. 333-260183**

Dear Christer Rosén:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 16 to Registration Statement on Form S-1, Filed January 6, 2023

Prospectus Summary
Business Overview, page 6

1.   We note your statement on page 6 that you received notification that your funding application was not recommended for funding, but your application was rated as Excellent on the Overall Score and based on this you will re-submit this application if the opportunity arises. Please revise to state the grounds for denial.

Product Pipeline, page 9

2.   Your pipeline table shows that you are currently conducting Phase II trials for JNS101, the Friederich's Ataxia study, and JNS108, the Mild Cognitive Impairment (MCI)/Early Alzheimer's Disease study. However, the chart below the table says you plan to begin the

Friederich's Ataxia Phase II/III study in Q1 of 2024, and that you plan to begin the MCI/Early Alzheimer's Disease Phase II study in Q4 of 2023. Please revise to shorten the arrows for these two studies as it appears they have not entered Phase II trials yet, or advise.

You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig D. Linder, Esq.